September 27, 2007

Mail Stop 4561

Kendall Larsen
Chief Executive Officer
VirnetX, Inc.
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066

> **RE: PASW, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 29, 2007**
> **File number 333-145765**

Dear Mr. Larsen:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In order to minimize possible confusion, please be consistent in using either pre-split or post-split figures for all stock information used in the prospectus.

Cover Page

2. Refer to the disclosure on page ii under the caption "About This Prospectus."

Remove or relocate this disclosure to a section of the prospectus that is not subject to Rule 421(d). With respect to the disclosure in the second full paragraph, you should advise dealers of their prospectus delivery obligation on the outside back cover page in accordance with Item 502 of Regulation S-B. Please ensure that the Prospectus Summary immediately follows the Table of Contents.

Forward-Looking Statements, page 14

3. Refer to the statement that the prospectus includes forward looking statements "within the meaning of" Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Also, as appropriate, revise the disclosure contained in the second full risk factor on page 12, which indicates that you believe the penny stock rules are not applicable to your securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 19

4. Please expand this discussion to address: (i) any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity; (ii) internal and external sources of liquidity; (iii) any material commitments for capital expenditures and the expected sources of funds for such expenditures. Refer to Items 303(b)(i)-(iii) of Regulation S-B.

5. Revise to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months

will impact the rate at which you use funds in operations and your need for capital.

Selling Security Holders, page SS-3

6. Please disclose any affiliations or relationships that the selling security holders have or had with PASW, VirnetX, or any of their affiliates within the past three years.

7. With respect to the shares to be offered for resale by all of the selling security holders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

8. Tell us whether any of the selling security holders are registered broker-dealers or affiliates of registered broker-dealers. Be advised that all selling security holders who are registered broker-dealers or affiliates of broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.

Exhibit 5.1

9. We will review the legality opinion upon filing and, if appropriate, we may issue comments on its substance.

Undertakings, page II-4

10. Please provide the undertakings required by Item 512(g) of Regulation S-B, as applicable. If you intend to rely on Rule 430C, please provide the undertaking contained in Item 512(g)(2). If you intend to rely on Rule 430B, please provide the undertaking contained in Item 512(g)(1).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance please contact me at (202) 551-3730

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Facsimile number: (650) 614-7401

Adam J. Agron
Brownstein Hyatt Farber Schreck, P.C.
410 17th Street, Suite 2200
Denver, CO 80202
Facsimile number: (303) 223-0934